UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-36260

Cypress Environmental Partners, L.P.

(Exact name of registrant as specified in its charter)

5727 S. Lewis Avenue, Suite 300

Tulsa, Oklahoma 74105

(918) 748-3900

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Units Representing Limited Partner Interests

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 26

Pursuant to the requirements of the Securities Exchange Act of 1934, Cypress Environmental Partners, L.P. has duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Cypress Environmental Partners, L.P.

	By:	Cypress Environmental Partners GP, LLC, its general partner

Date: May 19, 2022	By:	/s/ Jonathan M. Cinocca
Name: Jonathan M. Cinocca
Title: Corporate Secretary

Signature Page to Form 15